Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Announces First Patient Dosed in its Phase 2 BLUEPRINT Trial of BLU-5937 for the Treatment of Chronic Pruritus Associated with Atopic Dermatitis

Topline results expected in Q4 2021

LAVAL, Quebec—Dec. 14, 2020— BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that the first patient has been dosed in the Phase 2 BLUEPRINT trial of BLU-5937, the Company’s highly selective P2X3 antagonist, in patients with chronic pruritus associated with atopic dermatitis.

“The initiation of the BLUEPRINT trial marks a key step forward in evaluating BLU-5937’s potential broad applicability across chronic disorders triggered by hypersensitization,” commented Roberto Bellini, President and CEO of BELLUS Health. “Chronic pruritus, the second indication we are pursuing with our P2X3 antagonist BLU-5937, is the hallmark and one of the most burdensome symptoms of atopic dermatitis, significantly affecting an individual’s quality of life. We believe BLU-5937 has the potential to significantly alleviate an atopic dermatitis patient’s urge to scratch and look forward to reporting topline data from this trial in the fourth quarter of 2021.”

The BLUEPRINT study is a multicenter, randomized, double-blind, placebo-controlled, parallel-design Phase 2 trial evaluating the efficacy, safety and tolerability of BLU-5937 in approximately 128 adult patients with moderate to severe chronic pruritus associated with mild to moderate atopic dermatitis. Patients will be randomized into one of two treatment arms (1:1) and will receive either 200 mg BID of BLU-5937 or placebo for a four-week treatment period. The primary efficacy endpoint will be the change from baseline in weekly mean Worst Itch-Numeric Rating Scale (WI-NRS) score at week four. A key secondary endpoint will be a responder-rate analysis of at least a four-point WI-NRS improvement from baseline at week four.

The study will be performed at approximately 29 study centers located in Canada and the United States.

About BLU-5937

BLU-5937, a highly selective P2X3 antagonist - (>1500 fold) - is in development for chronic cough, chronic pruritus and other hypersensitization-related disorders.

The P2X3 receptor in the cough reflex pathway, which is implicated in chronic cough, is a rational target for treating chronic cough, and it has been evaluated in multiple clinical trials with different P2X3 antagonists. The Company believes that its highly selective P2X3 antagonist has the potential to reduce coughing in patients with refractory chronic cough while limiting taste disturbance adverse events.

In addition to chronic cough and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, enabling the Company to consider developing a pipeline of therapies using its P2X3 platform. BELLUS Health is exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with approximately 3 million having refractory chronic cough lasting for more than a year and approximately 6 million having refractory chronic cough lasting more than 8 weeks and under one year. There is no specific therapy approved for refractory chronic cough and current treatment options are limited.

Chronic pruritus, the second indication for BLU-5937, is commonly known as chronic itch and is an irritating sensation that leads to scratching and persists for longer than six weeks, which can be debilitating and can significantly impact quality of life. It is a hallmark of many inflammatory skin diseases, including AD. It is estimated that AD afflicts approximately 5% of adults in the United States. Despite currently available treatments targeting AD, there continues to be a lack of options targeting the burden of pruritus in AD patients.

Forward-Looking Statements

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the design and timing of its Phase 2 clinical trial of BLU-5937 in chronic pruritus associated with AD, including the potential activity and tolerability profile, selectivity, potency and other characteristics of BLU-5937, including as compared to other competitor candidates, and the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: estimates and projections regarding the size and opportunity of the addressable refractory chronic cough market and chronic pruritus market for BLU-5937, the ability to expand and develop its product pipeline, the ability to obtain adequate financing, the ability to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on its operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which it does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of its product candidate’s development process and its market size and commercial value are dependent upon a number of factors. Moreover, BELLUS Health’s growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F, for further risk factors that might affect BELLUS Health and its business.

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.